



Boichik Bagels LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.00%

Target Raise Amount: $165,000

Offering End Date: November 15, 2023

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Boichik Bagels LLC

Founded: June 14, 2018

Address: 1373 Fountain St
      Alameda, CA 94501

Industry: Snack Bar

Employees: 33

Website: https://boichikbagels.com/

Use of Funds Allocation:

If the maximum raise is met:

$158,400 (96.00%) – of the proceeds will go towards new location
$6,600 (4.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 19,000 Followers





Business Metrics:

	FY21	FY22	YTD 8/31/2023
Total Assets	$2,094,509	$6,979,732	$8,317,716
Cash & Cash Equivalents	$1,555,322	$997,955	$208,258
Accounts Receivable	$48,962	$71,527	$81,262
Short-term Debt	$49,373	$191,204	$970,169
Long-term Debt	$42,201	$3,521,804	$3,002,983
Revenue	$4,218,827	$5,419,825	$5,365,467
Cost of Goods Sold	$738,811	$1,207,637	$1,170,768
Taxes	$0	$0	$0
Net Income	$1,796,106	$1,605,816	$886,637

Recognition:

Boichik Bagels LLC (DBA Boichik Bagels) opened in late 2019. They were an instant hit and managed to thrive throughout Covid, expanding with wholesale business, web order pickups and their own delivery system to avoid third party fees. In March 2021, *The New York Times* declared them the best in the country! The demand for excellent bagels is enormous, and they're making plans for massive growth. They've built a huge bagel plant in West Berkeley & shop in Palo Alto, CA, and are now creating more stores across the Bay Area, and then beyond.

About:

Boichik Bagels LLC (DBA Boichik Bagels) successfully recreated one of the most iconic bagels of New York City. They have been a hit since day one and now have a frozen wholesale bagel operation, while producing plenty of fresh bagels for retail, sandwiches, businesses and catering. They'll be using the funds raised for bakery and foodservice equipment for the new retail shops they are building.

For more information, contact our Customer Support Team at support@thesmbx.com

